A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

NASDAQ Panel Issues Favorable Decision for A-Power

SHENYANG, China, November 3, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (OTC Pink: APWR, “A-Power” or the “Company”), a leading provider of distributed power generation systems and manufacturer of wind turbines in China, today announced that the NASDAQ Listing Qualifications Panel (the “Panel”) has determined not to continue with delisting the Company’s common shares from The NASDAQ Stock Market LLC at this time. The Company has been granted until December 31, 2011 to file its Annual Report on Form 20-F for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission.

The Panel may move to reinstate trading of the Company’s common shares on NASDAQ following a review based on, but not limited to, the compliance with listing standards, filing obligations, and information relating to improvements in the Company’s internal controls, provided that no new information arises that would merit an investigation by A-Power’s audit committee of its board of directors and that the Company cooperates with any further requests.

A-Power’s common shares are expected to continue to be eligible for trading in the OTC Pink Limited Information tier of OTC Markets Group Inc., under the trading symbol APWR, pending reinstatement of trading on NASDAQ. For information about quotes and trading, please visit http://www.otcmarkets.com/otc-pink/home.

The Company is working diligently to evidence compliance with the Panel’s terms and all further requirements for continued listing on The NASDAQ Global Select Market; however, there can be no assurance that the Company will be able to do so.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com .

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email: tmyers@ChristensenIR.com

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Source: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com